Via Facsimile and U.S. Mail
Mail Stop 6010

September 16, 2008

David P. Jones
Chief Financial Officer
Team Finance LLC
1900 Winston Road, Suite 300
Knoxville, TN 37919

Re: **Team Finance LLC**
**Form 10-K for the Fiscal Year Ended December 31, 2007**
**Filed March 11, 2008**
**File Number:  333-132495**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. We have limited
our review to your financial statements and related disclosures and do not intend to
expand our review to other portions of your documents. In our comments, we ask you to
provide us with information to better understand your disclosure.  Where a comment
requests you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filing, as applicable,
in which you intend to first include it.  If you do not believe that revised disclosure is
necessary, explain the reason in your response.  After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and estimates
Insurance Reserves, page 53

1.      We believe your disclosure in Management's Discussion and Analysis regarding
the professional liability costs should discuss the judgments and uncertainties
surrounding the reserve estimates and the potential impact on your financial

statements. We refer to your discussion of professional liability costs in Management's Discussion and Analysis on page 57 which states that you had favorable changes in loss development assumptions relating to prior years which resulted in favorable development of professional liability costs of $32 million and $12 million for the years ended December 31, 2007 and 2006. Please disclose the following for your professional liability:

   a. Discuss how each of your key assumption(s) in developing this liability has changed historically over the periods presented.
   b. Discuss how management has adjusted each of the key assumption(s) used in calculating the current year liability given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).
   c. Quantify and discuss the impact that reasonably likely changes in the key assumption(s) used would have on the liability at December 31, 2007 and on future operations. Merely applying a hypothetical change to your key assumption(s) and stating the impact it would have on this liability would not accomplish this objective.
   d. Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported for this liability.

Revenue Recognition, page 50

2.    Please revise your disclosure to quantify the amount of contractual allowances that you charged to revenue for each period presented. If the year over year change is significant, identify the cause of the change, explicitly describing the new events that occurred or additional experience/information that was obtained since the last reporting date that led to the change. Finally, please quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payers as of the latest balance sheet date could have on financial position and operations.

3.    Please revise your disclosure to include an aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation.

Insurance Reserves, page 53

4.    Your disclosure here as well as in other portions of the document such as Note 14 to the financial statements makes reference to the use of an independent actuary firm. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary firm. If you include or

       incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary firm.

5.      Please tell us your basis in GAAP for discounting your professional liability loss reserves.

Notes to the Consolidated Financial Statements, page 92

6.      Please provide us the selected quarterly financial as required by Item 302 of Regulation S-K and confirm that you will include this information in future filings.

13. Segment Reporting, page 15

7.      Please explain to us why healthcare staffing, clinics and occupational health have been aggregated into one reportable segment and how your policy is in compliance with paragraphs 16 through 18 of SFAS 131.

16. Share-based Compensation, page 105

8.      Your disclosure makes reference to the use of an independent valuation company. While you are not required to make these references, when you do, you must also disclose the name of the independent valuation company. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation company.

* * * *

      Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant